Request for Acceleration of Effective Date of
Registration Statement of
Oppenheimer SteelPath MLP Funds Trust
Pursuant to Rule 461 under the Securities Act of 1933, as amended

VIA EDGAR

June 27, 2013

Securities and Exchange Commission
100 F Street, NE
Washington, DC, 20549

Re:	Oppenheimer SteelPath MLP Funds Trust
Registration Statement on Form N-1A
File Nos. 333-163614; 811-22363

To the Securities and Exchange Commission:

Oppenheimer SteelPath MLP Funds Trust (the “Registrant”) and OppenheimerFunds Distributor, Inc., as general distributor of the Registrant’s shares, hereby request acceleration of the effectiveness of the Registrant’s post-effective amendment number 14 to its registration statement under the Securities Act and amendment number 17 to its registration statement under the Investment Company Act of 1940 on Form N-1A, to Friday, June 28.

The undersigned hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Oppenheimer SteelPath MLP Funds Trust

By:	/s/ Arthur S. Gabinet
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Arthur S. Gabinet, Secretary and Chief
Legal Officer

OppenheimerFunds Distributor, Inc.

By:	/s/ Janette Aprilante
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Janette Aprilante, Secretary